UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of: September 2019

Commission File Number: 001-38187

MICRO FOCUS INTERNATIONAL PLC (Exact name of registrant as specified in its charter)

The Lawn, 22-30 Old Bath Road
Newbury, Berkshire
RG14 1QN
United Kingdom
+44 (0) 1635-565-459
 (Address of principal executive office)

Indicate by check mark whether this registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

Exhibit No.	Exhibit Description
99.1	Director declaration and resignation, dated 02 September 2019

 02 September 2019

Micro Focus International plc
Director declaration and resignation

Pursuant to Listing Rule 9.6.14(2) Micro Focus International plc ("Micro Focus" or "the Group", LSE: MCRO.L, NYSE: MFGP) today announces that Kevin Loosemore, Executive Chairman, has been appointed to the Board of De La Rue plc as a non-executive director and chairman designate with effect from 2nd September 2019. At the same time he has relinquished the Chairmanship of IRIS Software Group to ensure that he can continue to fulfil his obligations as Executive Chairman of Micro Focus. Kevin will succeed the incumbent De La Rue chairman on 1 October 2019.

Micro Focus also announces that Darren Roos, non-executive director, will be leaving the Board with immediate effect. Darren joined the Board as a Director nominated by HPE as part of the HPE transaction. The period for HPE to nominate directors has now expired and Darren is stepping down to focus on his growing executive commitments. The Board would like to thank Darren for his commitment and contributions over the past two years and wish him well.

Enquiries:
Micro Focus                                                         Tel: +44 (0)1635 32646
Kevin Loosemore, Executive Chairman                Investors@microfocus.com
Stephen Murdoch, CEO
Brian McArthur-Muscroft, CFO
Ben Donnelly, Investor relations

Brunswick                                                           Tel: +44 (0) 20 7404 5959
Sarah West                                                           MicroFocus@brunswickgroup.com
Jonathan Glass
Craig Breheny

Notes to Editors:
About Micro Focus
Micro Focus (LSE: MCRO.L, NYSE: MFGP) is a global enterprise software company supporting the technology needs and challenges of the Global 2000.  Our solutions help organizations leverage existing IT investments, enterprise applications and emerging technologies to address complex, rapidly evolving business requirements while protecting corporate information at all times. Our product portfolios are Security, IT Operations Management, Application Delivery Management, Information Management & Governance and Application Modernization & Connectivity. For more information, visit: www.microfocus.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: 02 September 2019

Micro Focus International plc

By:	/s/ Brian McArthur-Muscroft
Name:	Brian McArthur-Muscroft
Title:	Chief Financial Officer